                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Weis Markets, Inc.
                        --------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                   948849-104
                        --------------------------------
                                 (CUSIP Number)

                                                      Copy to:

Janet C. Weis                                         George W. Patrick, Esq.
Weis Family Holdings, L.P.                            Dechert Price & Rhoads
Weis Family Holdings, L.L.C.                          4000 Bell Atlantic Tower
c/o Michael M. Apfelbaum, Esq.                        1717 Arch Street
Apfelbaum, Apfelbaum & Apfelbaum                      Philadelphia, PA 19103
43 South Fifth Street                                 (215) 994-2631
Sunbury, PA 17801
(570) 286-0255





           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 1999
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  948849-104                    13D                      Page 3 of 12
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS               Weis Family Holdings, L.P.

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   51-0390495
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       8,087,773
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       8,087,773
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             8,087,773
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  948849-104                    13D                      Page 4 of 12
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS              Weis Family Holdings, L.L.C.

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   51-0390493
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       8,087,773
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       8,087,773
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             8,087,773
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  948849-104                    13D                      Page 5 of 12
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS                            Janet C. Weis

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       8,132,411
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       8,132,411
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             8,132,411
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.5%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

June 3, 1999

CUSIP No.  948849-104                    13D                      Page 6 of 12



                  The summary descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 1.  Security and Issuer
--------------------------------------------------------------------------------

         This Statement relates to shares of Common Stock, no par value (the "Common Stock"), of Weis Markets, Inc., a Pennsylvania corporation (the "Company").

         The address of the Company's principal executive office is 1000 S. Second Street, Sunbury, PA 17801.

Item 2.  Identity and Background
--------------------------------------------------------------------------------

         (a)      The persons filing this Statement on Schedule 13D are:

                  (i) Weis Family Holdings, L.P., a Delaware limited partnership (the "Partnership");

                  (ii) Weis Family Holdings, L.L.C., a Delaware limited liability company, as general partner of the Partnership (the "LLC"); and

                  (iii) Janet C. Weis, as the Manager of the LLC (together with the Partnership and the LLC, the "Reporting Persons").

         (b)      The address of each of the Reporting Persons is:

                  (i) Weis Family Holdings, L.P., c/o Mellon Bank (DE) National Association, 919 North Market Street, Suite 200, Wilmington, Delaware, 19801.

                  (ii) Weis Family Holdings, L.L.C., c/o Mellon Bank (DE) National Association, 919 North Market Street, Suite 200, Wilmington, Delaware, 19801.

                  (iii) Janet C. Weis, c/o Michael M. Apfelbaum, Esq., Apfelbaum, Apfelbaum & Apfelbaum, 43 South Fifth Street, Sunbury, PA 17801.

         (c) The Partnership is principally engaged in holding shares of Common Stock of the Company. The LLC is principally engaged in managing the affairs of the Partnership. Janet C. Weis' principal occupation is that of a homemaker, philanthropist and author. She is the sole Manager of the LLC.

         (d)(e) None of the Reporting Persons, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a

June 3, 1999

CUSIP No.  948849-104                    13D                      Page 7 of 12

party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Janet C. Weis is a citizen of the United States of America.

Item 3.  Source and Amount of Funds
--------------------------------------------------------------------------------

         The Partnership acquired 8,067,773 shares of Common Stock from the limited partners of the Partnership. The limited partners contributed those shares to the Partnership in exchange for their respective limited partnership interests in the Partnership. The Partnership also acquired 20,000 shares of Common Stock from the general partner, the LLC, in exchange for its general partnership interest in the Partnership. The LLC acquired those 20,000 shares of Common Stock from its members who contributed those shares to the LLC in exchange for their membership interests in the LLC.

Item 4.  Purpose of Transaction
--------------------------------------------------------------------------------

                  This Schedule 13D reflects the contribution of Common Stock to the Partnership by Janet C. Weis and by certain of her descendants and trusts for their benefit. These contributors, all of whom are limited partners of the Partnership and some of whom are members of the LLC, decided to consolidate their ownership of Common Stock in one vehicle that will allow them to pool the income derived from the assets of the Partnership for purposes of reinvestment and to centralize the management of those assets. They thereby hope to facilitate transfers among family members and to maintain, to the extent consistent with their other goals, their present association with, and involvement in the activities of, the Company. The Partnership has acquired the Common Stock for investment purposes.

June 3, 1999

CUSIP No.  948849-104                    13D                      Page 8 of 12


Item 5.  Interest in Securities of Issuer
--------------------------------------------------------------------------------

         (a) - (b) Based upon information provided by the Company, the Reporting Persons believe that as of June 7, 1999, the Company had 41,693,575 shares of Common Stock issued and outstanding. For purposes of

June 3, 1999

CUSIP No.  948849-104                    13D                      Page 9 of 12

Rule 13d-3 promulgated by the SEC under the Act, the Partnership is the beneficial owner of 8,087,773 shares of Common Stock (which represents approximately 19.4% of such class).

         For purposes of Rule 13d-3 promulgated by the SEC under the Act, the LLC may be deemed to be the beneficial owner of 8,087,773 shares of Common Stock (which represents 19.4% of such class).

         For purposes of Rule 13d-3 promulgated by the SEC under the Act, Janet
C. Weis may be deemed to have acquired beneficial ownership of shares of Common Stock held by the Partnership because she is the sole Manager of the LLC which is the general partner of the Partnership. The amount of such shares is 8,087,773. In addition to these shares, Janet C. Weis also beneficially owns 44,638 shares of Common Stock. Janet C. Weis may therefore be deemed to be the beneficial owner of 8,132,411 shares of Common Stock (which represents 19.5% of such class).

         (c) The following are the only transactions in Common Stock of the Company which have been effected during the last sixty (60) days by any of the Reporting Persons:

On April 26, 1999, Janet C. Weis purchased 6,500 shares of Common Stock of the Company from the Charles B. Degenstein Foundation at a price of $35.06 per share.

On May 28, 1999, the LLC acquired 10,400 shares of Common Stock of the Company from Janet C. Weis as capital contribution to the LLC in exchange for a 52% interest in the LLC.

On May 28, 1999, the LLC acquired 3,200 shares of Common Stock of the Company from Ellen Weis Goldstein as capital contribution to the LLC in exchange for a 16% interest in the LLC.

On May 28, 1999, the LLC acquired 3,200 shares of Common Stock of the Company from Nancy Weis Wender as capital contribution to the LLC in exchange for a 16% interest in the LLC.

On May 28, 1999, the LLC acquired 3,200 shares of Common Stock of the Company from Susan Weis Mindel as capital contribution to the LLC in exchange for a 16% interest in the LLC.

On May 28, 1999, the Partnership acquired 8,087,773 shares of Common Stock of the Company as capital contributions from its general partner and limited partners in the amounts and on such terms as are indicated in Schedules numbered 1 through 20 of the Limited Partnership Agreement of Weis Family Holdings, L.P., dated May 28, 1999 attached hereto as Exhibit 2 and incorporated herein by reference.

         (d) None.

         (e) Not applicable.

June 3, 1999

CUSIP No.  948849-104                    13D                      Page 10 of 12


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         As noted above, in connection with its formation, the Partnership acquired beneficial ownership of 8,087,773 shares of Common Stock on May 28, 1999. The LLC is the sole general partner of the Partnership. As such, the LLC has the power to direct the voting of and disposition of any shares beneficially owned by the Partnership. As a result, the LLC may be deemed to beneficially own any shares owned by the Partnership. Janet C. Weis is the sole Manager of the LLC. As a result, Janet C. Weis may be deemed to beneficially own any shares deemed to be beneficially owned by the LLC .

Item 7.  Materials to Be Filed as Exhibits
--------------------------------------------------------------------------------

Exhibit Number     Description
--------------     -----------
1                  Joint Filing Agreement

2 Limited Partnership Agreement of Weis Family Holdings, L.P., dated as of May 28, 1999.

June 3, 1999

CUSIP No.  948849-104                    13D                      Page 11 of 12


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 7,  1999                             WEIS FAMILY HOLDINGS, L.P.

                                          By: Weis Family Holdings, L.L.C.


                                          By: /s/ Janet C. Weis
                                              ---------------------------------
                                               Janet C. Weis
                                               Manager


                                          WEIS FAMILY HOLDINGS, L.L.C.


                                          By: /s/ Janet C. Weis
                                              ---------------------------------
                                               Janet C. Weis
                                               Manager

                                          /s/ Janet C. Weis
                                          -------------------------------------
                                          Janet C. Weis